EXHIBIT 21

Subsidiaries of Forbes Energy Services LLC

Subsidiary Name	State of Incorporation
Forbes Energy Capital Inc.	Delaware
C.C. Forbes, LLC	Delaware
TX Energy Services, LLC	Delaware
Superior Tubing Testers, LLC	Delaware